GLOBAL ALLIANCE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$ 458,105
Property and equipment, net	303
Accounts receivable	37,842
Other assets	17,492
Total Assets	$ 513,742

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 7,805
Members' equity	505,937
Total Liabilities and Members' Equity	$ 513,742

The accompanying notes are an integral part of these financial statements.